SECOND QUARTER REPORT
for the period ended November 30, 2004

Message to Shareholders, January 2005

Chairman’s Message to Shareholders

WITH THE FIRST HALF OF FISCAL 2005 NOW COMPLETE, I AM PLEASED TO REPORT TO SHAREHOLDERS THAT WE HAVE BEEN PROGRESSING ON MANY FRONTS INCLUDING OUR TWO PHASE II CLINICAL TRIALS, THE ADDITION OF NEW THERAPEUTICS TO OUR GROWING PIPELINE OF PRODUCTS, AND INCREASING AWARENESS OF MEDICURE WITHIN THE INVESTMENT COMMUNITY. I AM PARTICULARLY EXCITED ABOUT THE CONTINUING CLINICAL PROGRESS IN THE MATCHED STUDY WITH MC-4232 AND IN THE MEND-CABG TRIAL WITH MC-1. WE LOOK FORWARD TO PRESENTING THE RESULTS FROM BOTH TRIALS IN 2005.

The MATCHED Study
The MATCHED study (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics), part of our expanded Phase II/III clinical development program for MC-4232, will evaluate MC-1 alone and in combination with an ACE inhibitor. The study is a randomized, double-blinded, placebo controlled, double-crossover trial providing data on 120 patients with co-existing diabetes and hypertension. It is assessing effects on a variety of important parameters in these patients, including blood pressure and metabolic function.

This trial is being conducted under the guidance and direction of an internationally recognized hypertension expert, Yves Lacourcière, MD, FRCP, FACP, director of the hypertension research unit, Centre Hospitalier de l'Universite Laval Sainte-Foy, Québec. Dr. Lacourcière, one of North America's foremost experts in management of hypertension in difficult to treat patient groups, is heading a group of specialist investigators enrolling patients at sites across Canada. We expect the trial to be completed in Spring 2005.

The co-existing conditions of diabetes and hypertension present a major increase in risk of cardiovascular complications, including coronary artery disease, peripheral artery disease, retinopathy, nephropathy and stroke. Given the high risk of serious cardiovascular incidents presented by the deadly combination of hypertension and diabetes, we believe this patient population is ideal to be the first to receive MC-4232.

The MEND-CABG Trial
Enrolment of patients continues in the Phase II/III MEND-CABG Trial. The MEND-CABG study is a placebo controlled, double-blinded study of MC-1, designed to evaluate the potential of Medicure's lead drug in reducing ischemic damage resulting from CABG procedures. The study's primary efficacy parameter is the reduction in combined incidence of cardiovascular and cerebrovascular death, non-fatal myocardial infarction (heart attack) and non-fatal cerebral infarction (stroke), up to and including 30 days following CABG surgery. To assess the objective, the incidence in each of two dose groups - 250 mg and 750 mg per day - will be compared to the incidence in the placebo group. The Company plans to enroll up to 900 patients in the Phase II portion of the study. Results from the MEND-CABG study are expected in the summer of 2005.

While CABG surgery effectively relieves angina, and results in longer survival and a better quality of life for patients who experience a blockage to a major coronary artery, patients still experience significant ischemic and reperfusion injury during the procedure. This injury can lead to subsequent problems such as myocardial infarction (heart attack) or stroke. As such, there is a significant need for a protective drug to work at the cell level to reduce the extent of injury to the heart during this procedure and thus improve the quality of life for the patient over the long-term.

By protecting the heart from damage at the cellular level, MC-1 offers hope to fill an urgent medical need by improving outcomes for more than 4 million Europeans and North Americans every year - nearly 1 million of whom undergo CABG surgery.

Expanding the Product Pipeline
During the quarter ended November 30, 2004, we announced the development of an intravenous (I.V.) formulation of the Company’s lead drug MC-1 after successful completion of a Phase I clinical trial to assess its safety and tolerability in healthy volunteers. This new product presentation, which complements the existing oral dosage form, broadens MC-1’s use as a cardioprotective agent in the management of cardiovascular emergencies. Medicure’s proprietary I.V. formulation will now permit cardiovascular patients to receive MC-1 where oral administration is not viable, or the rapid attainment of the target drug levels in the blood is desirable. Hospitalized patients treated for stroke or acute coronary syndrome (ACS) will benefit most from this product line extension.

In October 2004, we announced the discovery of MC-45308, a new therapeutic that has a unique property that demonstrates simultaneous anti-platelet and anti-coagulant effects, which will make it a major player in the management strategy of cardiovascular diseases such as Myocardial Infarction (MI), stroke, Pulmonary Emboli (PE) and Peripheral Arterial Disease (PAD). A drug of this type currently is nonexistent within the antithrombotic marketplace. Antithrombotics are drugs that prevent blood clots, which lead to heart attacks and stroke. Based on the positive preclinical results of this novel antithrombotic drug candidate, we entered into a development agreement with Dr. Jawed Fareed, Professor, Departments of Pathology and Pharmacology, Loyola University Medical School, Chicago. This collaboration will advance the development of MC-45308. Preclinical, in-vivo assessment of MC-45308 in the thrombosis model is now underway.

We also announced the initiation of the development program for a drug combining MC-1 and an Angiotensin Receptor Blocker (ARB), one of the world's ten largest pharmaceutical drug classes by revenue. The patented new product, MC-4262, is being developed for use in the treatment of hypertension in patients whose condition is complicated with metabolic syndrome resulting in increased cardiovascular risk. Metabolic syndrome is a cluster of disorders that include obesity, high blood pressure, elevated blood sugar and hyperlipidemia. The American Heart Association estimates that approximately one-quarter of adults in the United States, close to 50 million people, have this condition. The cardiovascular risk associated with metabolic syndrome is perhaps the greatest health threat to the developed world and one of the key areas of interest to the US Food & Drug Administration.

Corporate Developments
During the second quarter, Medicure hosted a special Cardiovascular Symposium in New York City, entitled “Emerging Strategies For Saving Your Heart”. The Symposium, which attracted more than 70 people from the investment and medical communities, featured four leading cardiovascular experts who discussed the need for novel therapies in the treatment of myocardial ischemia, including the promise of Medicure’s lead drug, MC-1.

On the presentation front, Medicure participated at the Orion Securities Healthcare Conference in Toronto, the Rodman & Renshaw Techvest 6th Annual Healthcare Conference in New York, and at BIO Contact in Quebec City.

Outlook
During the past quarter, it was clear that the broader market was not recognizing the great value both within the biotech sector, and specifically of Medicure. With two drugs that address major unmet needs in the cardiovascular sector that have established Phase II efficacy and are now in advanced Phase II clinical trials, we are well positioned to advance our clinical research towards achieving our ultimate goal, the successful commercialization of our cardiovascular products.

The inherent value in our lead products, combined with other advancements, such as our dual action antithrombotic, MC-45308, and our new combination product, MC-4262, are the core elements that will allow Medicure to establish itself as a recognized player in the global cardiovascular pharmaceutical market. In addition, the Company's financial position provides sufficient resources to complete the ongoing Phase II studies, and to advance the lead candidates up to pivotal Phase III studies. We continue to be confident that we will realize the rewards of our ongoing efforts as we progress our pipeline of drugs toward commercialization.

I want to thank all of our shareholders who have maintained their confidence in, and support of Medicure, along with our employees for their dedication and contributions to the success of our Company. With a number of significant clinical milestones in the near term horizon we anticipate a very exciting future for Medicure.

Yours sincerely,

/s/ Albert D. Friesen

Albert D. Friesen, Ph.D
Chairman, President and Chief Executive Officer

January 5, 2005

Management’s Discussion & Analysis of Financial Condition and Results of Operations
For The Three and Six Month Periods Ended November 30, 2004

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and related notes included herein that are prepared in accordance with Canadian generally accepted accounting principles. This discussion and analysis provides an update to the Management’s Discussion and Analysis and financial statements contained in our 2004 Annual Report and should be read in conjunction with these documents. All amounts are expressed in Canadian dollars unless otherwise noted. The Company’s fiscal year end is May 31.

Overview
Medicure Inc. (the “Company”) is focused on the discovery and development of therapeutics for various large-market, unmet cardiovascular needs. The Company’s research and development program is currently focused on the clinical development of the Company’s lead clinical products, MC-1 and MC-4232, and the discovery and development of other drug candidates.

The following table summarizes our clinical product candidates, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
MC-1	Coronary Artery Bypass	Phase II/III clinical trial ongoing
Graft Surgery
MC-1	Angioplasty	Phase II complete
MC-1	Stroke	Phase I complete
MC-4232	Diabetes/Hypertension	Phase II trial ongoing
MC-4262	Hypertension/Metabolic Syndrome	Phase I complete

MC-1 is a natural compound that is being developed as a treatment to reduce injury from blockages of blood to the heart (i.e. myocardial ischemia, associated with heart attacks, angina and arrhythmia) and the brain (i.e. ischemic stroke) and to prevent injury from ischemic reperfusion injury. Ischemic reperfusion injury occurs when blood flow to an organ is suddenly resumed following a stoppage, as occurs during medical procedures such as heart surgery. The results from a Phase II clinical trial, MEND-1, showed that MC-1, reduces ischemic heart damage following angioplasty. The results demonstrated the cardioprotective effects and safety of MC-1 in high-risk patients undergoing angioplasty. Ischemia and ischemic reperfusion injury remain a major inadequately treated area of cardiovascular medicine.

The Company's second product candidate, MC-4232, is a unique combination drug for the treatment of diabetic patients with hypertension. The co-existing conditions of diabetes and hypertension present a major increase in risk of cardiovascular complications, including coronary artery disease, peripheral artery disease, retinopathy, nephropathy and stroke. MC-4232 is a novel combination product that combines MC-1's cardioprotective properties with an ACE Inhibitor, the most common form of hypertensive therapy.

The Company recently initiated the development program for its second combination product, MC-4262, a drug combining MC-1 and an Angiotensin Receptor Blocker (ARB), one of the world's ten largest pharmaceutical drug classes by revenue. The patented new product, is being developed for use in the treatment of hypertension in patients whose condition is complicated with metabolic syndrome resulting in increased cardiovascular risk.

Metabolic syndrome is a cluster of disorders that include obesity, high blood pressure, elevated blood sugar and hyperlipidemia. The American Heart Association estimates that approximately one-quarter of adults in the United States, close to 50 million people, have this condition.

In parallel to the development of these clinical candidates, the Company has focused on designing and developing novel therapeutics to offer improved treatment for cardiovascular and cerebrovascular diseases through its drug discovery program. Its objective is to discover and in-license new drug candidates for advancement into clinical development and commercialization. The Company’s drug discovery program is utilizing a unique natural product template with a promising safety profile for the design and synthesis of effective therapeutics. The Company has already produced several groups of candidate compounds and plans to build a pipeline of additional preclinical products over the next several years. Some of the Company’s new compounds have shown positive effects in in vitro and in vivo efficacy studies and are being studied further to evaluate their commercial potential.

Critical Accounting Estimates and Changes in Accounting Policies
The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of material measurement differences to United States generally accepted accounting principles (“US GAAP”) is presented in note 5 to the unaudited consolidated financial statements for the three and six month periods ended November 30, 2004. These accounting principles require us to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which the Company relies are reasonable based upon information available at the time these estimates and assumptions are made. Actual results could differ from these estimates. Areas of significant estimates include research and development, the assessment of net recoverable value of patents, and stock-based compensation.

Research and development costs
All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Patents
On a regular basis, management reviews the valuation of patents taking into consideration any events and circumstances which may impair their recoverable value. Section 3063 of the CICA Handbook, Impairment of Long Lived Assets, calls for the recognition, measurement and disclosure of the impairment of long-lived assets for fiscal years beginning on or after April 1, 2003. With consideration given to this section management reviewed the carrying value of its patents and no adjustment was made to the capitalized patent costs.

Stock-based compensation
The Company adopted the fair value method of accounting for all employee stock-based compensation in the fourth quarter of fiscal 2004 pursuant to the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The Company had previously adopted the recommendations, as required, for awards granted under its stock option plan to non-employees effective June 1, 2002. The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The amended recommendations of CICA Handbook Section 3870 provide that a company may apply the rules on a prospective basis or a retroactive basis and that a company may choose to voluntarily adopt the amended recommendations in fiscal 2004 rather than on the required adoption date for the Company of June 1, 2004. As permitted, the

Company has applied a fair value based method to expense employee, management or directors stock options awarded since June 1, 2003.

Compensation expense is recorded for stock options issued to employees and non employees using the fair value method. The Company must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the amortization for stock option forfeitures and cancellations. The Company uses the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions including the expected life of the option and expected volatility of the stock be estimated at the time that the options are issued. The Company amortizes the fair value using the accelerated method over the vesting period of the options, generally a period of three years. The factors included in the Black-Scholes model are reasonably likely to change from period to period due to changes in the Company’s stock price and external factors, as further stock options are issued and as adjustments are made to previous calculations for unvested stock option forfeitures and cancellations.

The Black-Scholes model is not the only permitted model to calculate the fair value of stock options issued pursuant to Handbook Section 3870. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. For the three and six month periods ended November 30, 2004, the Company recorded stock compensation expense of $96,000 and $183,000, respectively. (three and six month periods ended November 30, 2003 - $80,000 and $113,000)

New Accounting Policy
GAAP Hierarchy
The new CICA Handbook Section 1100, Generally Accepted Accounting Principles has been issued, effective for fiscal years beginning on or after October 1, 2003. The new section established standards for financial reporting in accordance with Canadian GAAP. It clarifies the relative authority of various accounting pronouncements and other sources of guidance within Canadian GAAP. The new standard eliminates industry practice as a possible source to consult. The Company implementation of this new standard did not have a significant impact on its consolidated financial statements.

Selected Financial Information
The selected financial information provided below is derived from our unaudited quarterly financial statements for each of the last eight quarters.

(in thousands of CDN$ except per share data)	November 30, 2004	August 31, 2004	May 31, 2004	February 29, 2004
Revenue	97	107	128	163
Net loss	(3,627)	(2,615)	(2,067)	(1,531)
Loss per share	(0.05)	(0.04)	(0.03)	(0.02)
	November 30, 2003	August 31, 2003	May 31, 2003	February 28, 2003
Revenue	80	74	48	69
Net loss	(1,284)	(1,107)	(898)	(918)
Loss per share	(0.03)	(0.02)	(0.02)	(0.02)

The most significant factor affecting the losses in each of the quarters are the number of trials and products being evaluated in the clinical development program. The level of clinical development expenditures have increased significantly over the previous twelve months and this trend is expected to continue in the remainder of fiscal 2005 with the expansion in clinical development activities.

Results of Operations
Interest and Other Income
The changes in interest and other income for the three and six month periods ended November 30, 2004 and November 30, 2003 are reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$ except per share data)	2005	2004	Increase (Decrease)	2005	2004	Increase (Decrease)

Interest and Other Income	97	81	16	203	151	52

The increase is the result of a higher cash and cash equivalents balance as compared to the same period of the prior year. The Company anticipates that investment income will continue to fluctuate in relation to cash and short term investment balances and interest yields.

Research and Development
The Company is a development-stage enterprise that dedicates the majority of its cash resources to research and development activities. Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centre costs and monitoring costs. The Company expenses all research and development costs. Prepaid research and development costs are deferred, and represent advance payments under contractual arrangements for clinical activity outsourced to research centres.

The changes in research and development expenditures for the three month and six month periods ended November 30, 2004 and November 30, 2003 are reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$ except per share data)	2005	2004	Increase (Decrease)	2005	2004	Increase (Decrease)

Clinical trial programs	2,498	446	2,052	4,294	720	3,574
Pre-clinical programs	563	467	96	922	961	(39)
Other research and development costs	7	21	(14)	56	31	25
Total Research and Development expenditures	3,068	934	2,134	5,272	1,712	3,560

Research and development expenditures represent 82% of the Company’s total expenditures during the first half of fiscal 2005. As expected, research and development expenditures for the three and six months ended November 30, 2004 were higher as compared to the same periods in fiscal 2004 due to the ongoing Phase II/III Coronary Artery Bypass Graft (CABG) trial attributed to MC-1, called MEND-CABG and the clinical development program of MC-4232.

MC-1 CABG Project
During the second quarter of fiscal 2005, the Company continues to make progress with the clinical development of MC-1 for the treatment of patients undergoing CABG procedures. The MEND-CABG study is a Phase II/III placebo controlled, double-blinded study of MC-1, designed to evaluate the potential of the Company's lead drug in reducing ischemic damage resulting from CABG procedures. The Phase II portion of the study will enroll up to 900 patients. The trial is being conducted at approximately 40 cardiac centres throughout Canada and the US and is managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI). The study's primary efficacy parameter is the reduction in combined incidence of cardiovascular and cerebrovascular death, non-fatal myocardial infarction (heart attack) and non-fatal cerebral infarction (stroke), up to and including 30 days following CABG surgery. For the three and six months ended November 30, 2004, total expenditures for the MEND-CABG trial were $1,922,000 and $3,331,000 respectively, as compared to $212,000 for both the three and six months ended November 30, 2003.

MC-4232 MATCHED Project
The increase in research and development expenditures was also due to the clinical development program of MC-4232, a combination of MC-1 and an ACE Inhibitor. As part of the Phase II/III clinical development program of MC-4232, the Company is conducting the Phase II MATCHED study. (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics). The MATCHED study will evaluate MC-1 alone and in combination with an ACE inhibitor encompassing 120 patients with co-existing diabetes and hypertension. This study will assess effects on a variety of important parameters in diabetic hypertensive patients, including blood pressure and metabolic function. For the three and six months ended November 30, 2004, total expenditures for the MATCHED study were $503,000 and $725,000 respectively, as compared to nil for the three and six months ended November 30, 2003.

The Company expects to continue incurring substantial clinical development expenditures throughout the remainder of Fiscal 2005 due to the ongoing MATCHED study and expected acceleration of the MEND-CABG study. Success of any clinical program may increase overall research and development expenditures due to the expansion and/or acceleration of the clinical program.

General and Administrative
General and administrative expenses include salaries and related costs for those employees not directly involved in research and development, however they are required to support ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations and business development activities.

The changes in general and administrative expenditures for the three month and six month periods ended November 30, 2004 and November 30, 2003 are reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$ except per share data)	2005	2004	Increase (Decrease)	2005	2004	Increase (Decrease)

General and Administrative expenditures	641	421	220	1,147	815	332

The overall increase in costs is primarily driven by increased business development and investor relations activities, professional fees and an increase in stock compensation expense. The Company expects slightly higher levels of general and administrative activities for the remainder of the fiscal year ending May 31, 2005 as compared to the same period in fiscal 2004.

Loss
The consolidated net loss for the three month and six month period ended November 30, 2004 and November 30, 2003 is reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$ except per share data)	2005	2004	Increase (Decrease)	2005	2004	Increase (Decrease)

Loss	3,627	1,284	2,343	6,242	2,391	3,851

Loss per share	(0.05)	(0.03)	(0.02)	(0.09)	(0.05)	(0.04)

As discussed above, the consolidated net loss resulted mainly from the expansion of the Company’s clinical development programs.

Liquidity and Capital Resources
Since the Company’s inception, it has financed operations primarily from public and private sales of equity, the exercise of warrants and stock options, and interest on excess funds held.

At November 30, 2004 the Company had cash and cash equivalents totaling $14,307,000 as compared to $19,954,000 as of May 31, 2004. For the three month and six month periods ended November 30, 2004, the Company did not receive proceeds from the exercise of options or warrants compared to $1,333,000 and $1,583,000, respectively, received for the three and six month periods ended November 30, 2003.

Commitments
The Company and it’s wholly-owned subsidiary, Medicure International Inc. have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds. The Company may terminate these agreements at any time provided thirty (30) days notice is provided. Expenditures incurred from inception of the agreements to November 30, 2004 total $15,699,000. As at November 30, 2004, the Company is committed to fund a further $11,210,000 of research and development expenditures under these agreements.

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

Off-balance sheet arrangements
The Company does not have any off-balance sheet arrangements.

Financial Instruments
The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. The Company has entered into no futures or forward contracts as at November 30, 2004.

Related Party Transactions
During the three and six month periods ended November 30, 2004 the Company paid companies controlled by a director, a total of $54,000 and $110,000, respectively (three and six month periods ended November 30, 2003 $48,000 and $96,000) for office rent, supplies and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Outlook
The Company expects to continue to incur operating losses as it expands its clinical and drug discovery programs. Based on current plans, it is anticipated that total expenses will increase significantly throughout the remainder of fiscal 2005 as compared to fiscal 2004. The Company believes it has sufficient resources to fund operations until mid-fiscal 2006. However, funding requirements may vary depending on a number of factors including the progress of the Company’s research and development programs, the results of preclinical studies and clinical trials and changes in the focus and direction of the Company’s product development projects.

The Company’s strategic focus will be to move closer to regulatory approval for its lead products, MC-1 and MC-4232, and identify and develop several new drug candidates from the drug discovery group. In order to achieve these objectives, the Company may pursue alliances with healthcare companies that will provide research and development funding. The Company may consider raising additional capital during fiscal 2005 to fund operations over the long term.

Risks and Uncertainty
The Company’s products and technologies are currently in the research and development stages. The Company does not and may never have a commercially viable drug formulation approved for marketing. To obtain regulatory approvals for the Company’s products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

The Company has not to date generated any revenues from sales. The timing of generation of any sales is uncertain. The Company’s business, financial condition and results of operations will depend on its ability to obtain additional financing which may not be available under favorable terms, if at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. If the Company’s capital resources are exhausted and adequate funds are not available, it may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or products.

This “Management’s Discussion and Analysis of Financial Condition and Operations” contains forward-looking statements which may not be based on historical fact, including without limitation statements containing the words “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property and dependence on collaborative partners. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

MEDICURE INC.
Consolidated Balance Sheets

	November 30,	May 31,
	2004	2004
	(Unaudited)
Assets

Current Assets:
Cash and cash equivalents	$14,307,347	$19,954,386
Accounts receivable	381,220	278,097
Prepaid expenses	1,055,179	910,337
Research advance	200,000	200,000
	15,943,746	21,342,820

Property and equipment	61,719	66,202
Patent costs	1,153,553	976,690
	$17,159,018	$22,385,712

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable and accrued liabilities	$1,650,027	$817,575

Shareholders' equity:
Capital stock (Note 3)	39,731,296	39,731,296
Contributed surplus	673,960	491,423
Deficit	(24,896,265)	(18,654,582)
	15,508,991	21,568,137

	$17,159,018	$22,385,712

Unaudited – Prepared by Management

MEDICURE INC.
Consolidated Statements of Operations and Deficit

	Three months ended		Six months ended
	November 30,	November 30,	November 30,	November 30,
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Interest and other income	$96,970	$80,625	$203,499	$150,830
Government assistance	-	-	-	3,999
	96,970	80,625	203,499	154,829

Expenses:
General and administrative	641,428	421,317	1,146,517	814,822
Research and development	3,068,427	933,926	5,271,587	1,712,330
Amortization	13,657	9,565	27,078	18,859
	3,723,512	1,364,808	6,445,182	2,546,011

Loss for the period	(3,626,542)	(1,284,183)	(6,241,683)	(2,391,182)

Deficit, beginning of period	(21,269,723)	(13,772,495)	(18,654,582)	(12,665,496)

Deficit, end of period	$(24,896,265)	$(15,056,678)	$(24,896,265)	$(15,056,678)

Basic and diluted loss per share	$(0.05)	$(0.03)	$(0.09)	$(0.05)

Unaudited – Prepared by Management

MEDICURE INC.
Consolidated Statements of Cash Flows

	Three months ended		Six months ended
	November 30,	November 30,	November 30,	November 30,
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash provided by (used in):

Operating activities:
Loss for the period	$(3,626,542)	$(1,284,183)	$(6,241,683)	$(2,391,182)
Adjustment for:
Amortization of property and
equipment and patents	13,657	9,565	27,078	18,859
Stock-based compensation	96,408	80,413	182,537	113,151
Change in the following:
Accounts receivable	(103,454)	(76,516)	(103,123)	(152,602)
Prepaid expenses	783,171	23,594	(144,842)	26,290
Accounts payable and accrued
liabilities	357,094	105,699	832,452	127,966
	(2,479,666)	(1,141,428)	(5,447,581)	(2,257,518)

Investing activities:
Acquisition of property and equipment	(3,141)	(12,491)	(8,890)	(13,616)
Patent costs	(108,942)	(53,002)	(190,568)	(93,895)
	(112,083)	(65,493)	(199,458)	(107,511)

Financing activities:
Issuance of common shares, net of share
issue costs	-	1,328,523	-	8,620,756
	-	1,328,523	-	8,620,756

Increase (decrease) in cash
and cash equivalents	(2,591,749)	121,602	(5,647,039)	6,255,727

Cash and cash equivalents, beginning of
period	16,899,096	10,264,581	19,954,386	4,130,456

Cash and cash equivalents, end of
period	$14,307,347	$10,386,183	$14,307,347	$10,386,183

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2004

1.

Basis of presentation:

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended May 31, 2004. The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America ("U.S. GAAP") except as described in note 5 to the consolidated financial statements. These statements should be read in conjunction with the May 31, 2004 audited financial statements.

The current period’s financial statements include the operations of the Company for the six-month period ended November 30, 2004.

These financial statements have been prepared assuming the Company will continue on a going concern basis. The Company has experienced operating losses and cash outflows from operations since its incorporation.

The Company’s ability to continue as a going concern is dependent on its ability to obtain sufficient funds to conduct its clinical trials, and to successfully commercialize its products. The outcome of these matters cannot be predicted at this time. These financial statements do not reflect adjustments to the carrying values of the assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.

Nature of operations:

The Company is engaged in the discovery and development of cardiovascular therapeutics and is currently in the research and development phase of its lead products, MC-1 and MC-4232. To date, the Company has no products in commercial production or use and does not currently have any revenues other than interest earned on cash held and government assistance.

3.

Capital stock:

(a) Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2004

3.	Capital stock (continued):

(b) Shares issued and outstanding are as follows:

	Number of shares	Amount

Common shares:

Balance at May 31, 2003	38,509,864	$17,502,222

Private placement for cash on June 26, 2003
net of share issue costs of $608,960	8,997,632	7,039,408
Exercise of warrants for cash	18,464,164	14,692,251
Exercise of options for cash	675,000	497,415
Balance at May 31, 2004 and November 30, 2004	66,646,660	$39,731,296

(c) Options:

The Company has a Stock Option Plan which is administered by the Board of Directors of the Company  with stock options granted to directors, management, employees and consultants as a form of  compensation. The number of common shares reserved for issuance of stock options is limited to a  maximum of 4,700,000 common shares of the Company at any time. The stock options are subject to  vesting over a period of up to three years.

A summary of the Company’s Stock Option Plan is as follows:

	November 30, 2004		May 31, 2004
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price
	(Unaudited)	(Unaudited)
Balance, beginning of
period	2,307,033	$1.11	2,137,033	$0.85
Granted	320,000	1.08	935,000	1.44
Exercised	-	-	(675,000)	0.74
Cancelled or expired	(3,333)	1.10	(90,000)	1.18
Balance, end of period	2,623,700	$1.06	2,307,033	$1.11

Options exercisable, end
of period	1,528,700

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2004

3.	Capital stock (continued):

Options outstanding at November 30, 2004 (Unaudited) consist of the following:

Range of		Weighted average	Options outstanding
exercise	Number	remaining	weighted average	Number
prices	outstanding	contractual life	exercise price	exercisable

$ 0.65 - 1.65	2,413,700	2.4 years	$ 0.97	1,318,700
1.96 - 2.45	210,000	2.2 years	2.10	210,000
	2,623,700	2.5 years	$ 1.06	1,528,700

The compensation expense related to stock options granted under the Stock Option Plan during the three month and six month periods ended November 30, 2004 aggregated $96,408 and $182,537, respectively (three and six months ended November 30, 2003 - $80,413 and $113,151). The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected option life	5 years
Risk-free interest rate	3.93%
Dividend yield	–
Expected volatility	70%

The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the vesting period. For awards that vest on a graded basis, compensation cost is recognized on a pro rata basis over the vesting period.

(d) Warrants:

				Granted		Granted
Issuee	Original	Value	May 31,	(Exercised)	May 31,	(Exercised)	November 30,
(Expiry date)	granted	per share	2003	(Cancelled)*	2004	(Cancelled)*	2004

18,461,537 warrants	18,461,537	$0.65 - 0.81	18,446,537	(18,336,733)	–	–	–
(December 20, 2003)				(109,804)*

629,834 units
(June 26, 2005)	629,834	1.00	–	629,834	502,403	–	502,403
				(127,431)

(e) Loss per share:

The weighted average number of common shares outstanding for the three-month period ended November 30, 2004 and 2003 were 66,646,660 and 49,102,958 respectively. The weighted average number of common shares outstanding for the six-month period ended November 30, 2004 and 2003 were 66,646,660 and 47,106,833 respectively. All common shares issuable on exercise of stock options and warrants have been excluded from the calculation of diluted loss per share as their effect is anti-dilutive.

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2004

4.

Related party transactions:

During the three and six month periods ended November 30, 2004 the Company paid companies controlled by a director, a total of $54,412 and $109,862, respectively (three and six month periods ended November 30, 2003 - $47,948 and $95,896) for office rent, supplies and consulting fees. These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties

5.

Reconciliation of generally accepted accounting principles:

The Company prepares its consolidated financial statements in accordance with Canadian GAAP which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as follows:

(a)

Patents:

Under Canadian GAAP, the patent costs which relate to products which have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, the unamortized patent costs would have been recorded as an expense in the year of incurrence. The effect of this difference is that for the three and six months ended November 30, 2004, research and development expense would have increased by $108,942 and $190,568, respectively (three and six month periods ended November 30, 2003 - $53,002 and $93,895). Under U.S. GAAP, the amortization expense to be added back for the three and six months ended November 30, 2004 is $6,852 and $13,705, respectively (three and six month periods ended November 30, 2003 - $3,770 and $7,524).

(b)

Scientific equipment:

Scientific equipment acquired solely for research and development activities has been capitalized and amortized over its useful life for Canadian GAAP purposes. Under U.S. GAAP, this equipment would be charged to research and development expense as incurred as it does not have alternative future use. There were no additions to scientific equipment during the three and six months ended November 30, 2004 and 2003. Amortization of the scientific equipment for Canadian GAAP would be added back to the loss for the period for U.S. GAAP reconciliation purposes. The amortization to be added back for the three and six months ended November 30, 2004 is $1,175 and $2,412, respectively (three and six month periods ended November 30, 2003 - $1,446 and $2,968).

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2004

5.	Reconciliation of generally accepted accounting principles (continued):

(c)

Stock options – stock-based compensation costs:

For reconciliation purposes to U.S. GAAP, the company has elected to follow the fair value method in accounting for its employee, management and director stock options. Under U.S. GAAP, stock-based compensation to non-employees must be recorded at fair value of the options granted. For stock-based compensation granted to non-employees subsequent to June 1, 2002 and to employees, directors and management subsequent to June 1, 2003, the accounting is consistent under both Canadian GAAP and U.S. GAAP.

The company uses the Black-Scholes option pricing model to determine the fair value of all options granted. The assumptions used in the valuation included a five year life for the options, a risk-free rate of between 3.50% and 5.80%, volatility between 37% and 87% and no dividend yield. This compensation expense would be amortized over the appropriate vesting periods. For purposes of reconciliation of U.S. GAAP, the company would record an additional compensation expense for the three and six months ended November 30, 2004 of approximately $2,098 and $4,196, respectively. (three and six month periods ended November 30, 2003 - $6,397 and $12,794).

Summary:

The impact of significant variations to U.S. GAAP on the consolidated statement of operations and deficit are as follows:

	Three months ended		Six months ended
	November 30,	November 30,	November 30,	November 30,
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Loss for the period, Canadian GAAP	$(3,626,542)	$(1,284,183)	$(6,241,683)	$(2,391,182)
Adjustments for the following:
Stock-based compensation (c)	(2,098)	(6,397)	(4,196)	(12,794)
Patent costs (a)	(108,942)	(53,002)	(190,568)	(93,895)
Amortization of patent costs (a)	6,852	3,770	13,705	7,524
Amortization of scientific equipment (b)	1,175	1,446	2,412	2,968
Loss for the period, US GAAP	(3,729,555)	(1,338,366)	(6,420,330)	(2,487,379)

Basic and diluted loss per share	$(0.06)	$(0.03)	$(0.10)	$(0.05)

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2004

5.	Reconciliation of generally accepted accounting principles (continued): The impact of significant variations to U.S. GAAP on the consolidated balance sheet items are as follows:

	November 30,	May 31,
	2004	2004
	(Unaudited)

Property and equipment	$39,400	$41,472
Capital stock and contributed surplus	56,645,894	56,459,161
Deficit accumulated during the development stage	(42,312,774)	(35,892,444)

Unaudited – Prepared by Management